Exhibit 6.2

Master Services Agreement

This Agreement is made as of June 24, 2026 (the “Effective Date”) by and between Elf Labs, Inc. a Delaware corporation with a principal address of ________________ (“Customer”), and Cosmic Wire Inc., a Delaware corporation, with a principal address of 1521 Alton Road, Suite 718, Miami Beach, Fl 33139 (“Cosmic”).

1.	Scope of Work

1.1. Services. Cosmic may provide certain consulting, professional and/or development services (collectively, the “Services”) to Customer under this Agreement through one or more Statements of Work (“SOWs”). Cosmic is not obligated to perform any Services except pursuant to an SOW executed by an authorized representative of each party.

1.2. Contracting. Cosmic and Customer may enter into SOWs under this Agreement. Each SOW is considered a two party agreement between Cosmic and Customer that incorporates the provisions of the Agreement. “Affiliate” means, with respect to any entity, any other entity which directly or indirectly controls, is controlled by or is under common control with such entity. In the event of conflict, the following order of precedence shall apply: first, any mutually executed amendment; second, the applicable SOW, but only with respect to the specific Services, Deliverables, fees, milestones, acceptance criteria, and project-specific terms described therein; and third, this Agreement.

1.3. Performance. Cosmic shall perform the Services in a timely, professional, competent, and workmanlike manner, using personnel with appropriate skill, training, and experience, and in accordance with: (i) the applicable SOW and (ii) applicable laws. “Deliverable” means an item to be developed, prepared or provided by Cosmic and furnished to Customer pursuant to and defined in an SOW.

1.4. Third Party Software. Customer may provide Cosmic with, or otherwise obtain from Cosmic, certain third-party software, data and related items. Each party will adhere to the terms of any applicable agreement covering such items. Cosmic is not responsible for any shortcomings of third-party software or software platforms, which may affect elements of the Services, project delivery timelines, or security.

2.	Payment

2.1. Fees. Customer will pay to Cosmic the fees set forth in the applicable SOW.

2.2. Invoices. Subject to the terms of any SOW, Cosmic will invoice Customer according to the applicable SOW (or, if not included on such SOW, monthly). Customer must notify Cosmic in writing of any dispute with invoiced charges within thirty (30) days of receipt. Absent such notice, Customer will be deemed to have agreed to the charges as invoiced.

2.3. Taxes. All amounts payable hereunder exclude all applicable sales, use and other taxes and all applicable export and import fees, customs duties and similar charges. Customer is responsible for payment of all such taxes (other than taxes based on Cosmic’s income), fees, duties and charges, and any related penalties and interest. Customer will make all payments required hereunder to Cosmic free and clear of, and without reduction for, any withholding taxes. Any taxes imposed on any payments hereunder to Cosmic will be Customer’s sole responsibility, and Customer will, on Cosmic’s request, provide Cosmic with official receipts issued by the appropriate taxing authority, or such other evidence as Cosmic may reasonably request, to establish that such taxes have been paid. Customer shall not be responsible for taxes based on Cosmic’s income, payroll, employment, franchise, property, or business operations. Cosmic shall be responsible for all taxes, withholdings, insurance, and employment obligations relating to its Personnel.

2.4. Payment. Customer will pay all amounts owed hereunder or any SOW within net 30 days from the date of invoice,if an invoice is required. Customer acknowledges that payment of Cosmic’s invoices is under no circumstances contingent on any invoice payment or contractual obligation between Customer and its clients or other third parties. If payment is not received within the above-mentioned payment terms, Cosmic may suspend the provision of Services until Customer’s account is current. Cosmic shall not suspend, disable, restrict, withhold, or interrupt access to Services, Deliverables, Customer materials, credentials, environments, or transition assistance for amounts disputed in good faith. Customer’s license rights in accepted Deliverables shall not be revoked or impaired except for Customer’s uncured material nonpayment of undisputed amounts after a 30-day opportunity to cure. Additionally, any license granted hereunder is contingent upon the payment in full of all Services performed by and Deliverables delivered by Cosmic. Cosmic will be entitled to recover any costs related to the collection of unpaid invoices. Cosmic reserves the right to charge, and Customer agrees to pay, a late charge equal to one and one-half percent (1.5%) per month on any unpaid amount that is not the subject of a good faith dispute and on any other outstanding balance.

3.	Relationship of the Parties

3.1. Independent Contractor. Cosmic’s relationship to Customer is that of an independent contractor. Nothing in this Agreement will be deemed to create an agency, employment, partnership, fiduciary, or joint venture relationship between the parties. Neither party is a representative of the other party for any purpose and neither party has the power or authority as agent, employee, or in any other capacity to represent, act for, bind, or otherwise create or assume any obligation on behalf of the other party for any purpose whatsoever.

3.2. Personnel. As between Cosmic and Customer, Cosmic has exclusive control over its employees, representatives, agents, and contractors (collectively, “Personnel”) and over its labor and employee relations and its policies relating to wages, hours, working conditions and other employment conditions. Cosmic Personnel are not employees, agents or contractors of Customer for any purpose whatsoever.

3.3. Non-Solicitation. During the Term (defined below) and for 1 year thereafter, Each Party agrees not to, directly or indirectly (including through a third-party agency), solicit, or recruit Personnel of the other Party without prior written approval by an officer of such Party (it being understand that if Personnel respond to an employment advertisement by Customer, such response shall not constitute solicitation or recruitment). Failure to honor this provision will result in irreparable harm. Each party agrees that the restriction set forth in this Section 3.3 is reasonable and necessary.

3.4. Press and Marketing. During the Term and at all times thereafter, Each Party may publicly refer to the other Party as a customer or vendor of such party (as appropriate) and may use the other Party’s logo and screenshots of any websites serviced pursuant to this Agreement and any Statement of Work associated herewith for marketing purposes. Either party may publish one or more accurate press releases announcing the collaboration between Cosmic and Customer and include information about the Services on its website, social media and through newswires.

4.	Customer Obligations

4.1. General. Customer will provide to Cosmic all data, programs, files, documentation, or other information and resources of Customer required by Cosmic for the performance of the Services. Customer will be responsible for, and assumes the risk of any issues resulting from, the content, accuracy, completeness and consistency of all such materials. Any elements designed by Cosmic are based on information provided by Customer.

4.2. Resource Availability. Services are generally performed remotely. If required by the nature of the Services, Customer agrees to provide to Cosmic Personnel working at Customer’s facilities a reasonable workspace, connectivity, general office supplies and any other resources necessary to operate on-site.

4.3. Data Compliance: Customer must not provide Cosmic access to health, payment card, sensitive data, or any other personally-identifiable information that imposes specific data security obligations for the processing of such data (“Sensitive Data”) unless such transfer is required and agreed to in writing by an SOW.

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4.4. Customer Responsibilities. For the following Services, Customer acknowledges the following responsibilities, which cannot be delegated by Customer to Cosmic or its personnel:

4.4.1 Data Migration Services. Oversight and final approval of both the process and the final content of the Services related to migrating changes to the Customer hosted production/live development environments from the earlier staging environments (e.g., testing, QA, pre-production);

4.4.2 Product Pricing and Management. Final approval of all activities related to profitability, commerce optimization, or shop management services, including the use of campaign tools (e.g., pricing, discounts, promotions); and

4.4.3 Search Engine Optimization (SEO): All activities impacting SEO revenues, including populating the content of any retail website. Cosmic has no control over SEO rankings for keyword phrases, search engine ranking algorithms, SEO efforts by competitors, or related SEO factors which impact the risk of revenue loss.

5.	Liability

5.1. Limitation. Each party and its Affiliates’ liability for all claims arising from or relating to this Agreement is limited to, and will in no event exceed, the amount paid under the SOW giving rise to the liability. Each party disclaims any liability or other obligation to the other party or any third person for any lost profits or consequential, punitive, incidental, indirect or exemplary losses (including, but not limited to, profit or revenue loss, capital costs, replacement costs and or increased operating costs) regardless of the form of action and whether or not the non-claiming party has been informed of, or otherwise might have anticipated, the possibility of damages.

5.2. Insurance. Cosmic maintains insurance with third party liability coverage of up to 2 million USD (including products liability) with an Errors and Omissions policy of 2 million/4 million (2 million per claim, 4 million in aggregate), with an insurer rated A and above.

6.	Intellectual Property

6.1. Definitions.

6.2. “IP” means algorithms, application programming interfaces (APIs), designs, documentation, drawings, ideas and inventions (whether or not patentable or reduced to practice), know-how, materials, methods, procedures, processes, software (including source code and object code), specifications, techniques, user interfaces, works of authorship, and other forms of technology, and all intellectual property rights in any of the foregoing.

6.3. “Background IP” means any IP developed or acquired by either party prior to or independent of this Agreement.

6.4. “Foreground IP” means any IP developed, conceived, reduced to practice, or generated by a party under this Agreement.

6.5. Exclusive Property. Each party’s Background IP and Foreground IP is and will remain the exclusive property of the respective party and it is included in the definition of Confidential Information (as defined below). No rights are granted in either party’s Background IP or Foreground IP other than those expressly granted in this Agreement. For clarity, nothing in this Agreement is to be considered a transfer or license of intellectual property rights in the proprietary products separately licensed by Cosmic (“Cosmic Products”), and such products are not considered part of the Deliverables. Cosmic will not use Customer’s Background IP or Foreground IP for any purpose other than the performance of Cosmic’s obligations under this Agreement.

6.6. Deliverables. Cosmic is not responsible for any modification of a Deliverable, if permitted under the applicable SOW. Customer will not: (i) reverse engineer, decompile, translate or disassemble the Deliverables; (ii) sell, rent, sublicense, distribute, assign or otherwise transfer any rights in the Deliverables; (iii) use or export the Deliverables in violation of any applicable laws; or (iv) remove, alter or obscure any proprietary notices or legends from the Deliverables.

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7.	Confidentiality

7.1. Confidential Information. Under this Agreement, each party will have access to certain of the other party’s Confidential Information. “Confidential Information” means written or oral information disclosed by either party to the other related to the operations of such party or a third party that has been identified as confidential or that by the nature of the information or the circumstances surrounding disclosure ought reasonably to be treated as confidential. Confidential Information does not include information that (x) is or becomes a part of the public domain through no act or omission of the recipient, (y) is disclosed to receiving party by a third party without restrictions on disclosure, or (z) was in receiving party’s lawful possession without obligation of confidentiality prior to the disclosure and was not obtained by receiving party either directly or indirectly from the disclosing party,

7.2. Obligations. Each party will: (i) use Confidential Information only to perform its obligations or exercise its rights under this Agreement; (ii) hold in confidence and protect the Confidential Information from dissemination to, and use by, any third party; and (iii) restrict access to the Confidential Information to such of its personnel who have a need to have access and who have agreed in writing to treat such information in accordance with the terms of this Agreement. These duties will survive termination of this Agreement for a period of 3 years.

7.3. Exceptions. Notwithstanding the foregoing, each party may disclose Confidential Information to the limited extent required (x) in order to comply with the order of a court or other governmental body, or as otherwise necessary to comply with applicable law, provided that the party making the disclosure pursuant to the order will (if permissible) first have given written notice to the other party and made a reasonable effort to obtain a protective order; or (y) to establish a party’s rights under this Agreement, including to make such court filings as it may be required to do.

8.	Term and Termination

8.1. Term. This Agreement commences on the Effective Date and will remain in effect until terminated pursuant to this Section 8 or after 12 months without any active SOW (“Term”).

8.2. Breach. If a party materially breaches this Agreement and does not cure such breach within 30 days of receiving written notice thereof, the non-defaulting party may terminate the Agreement or any SOW on written notice. In addition, Cosmic may immediately terminate this Agreement upon written notice in the event that Customer becomes insolvent or enters bankruptcy.

8.3. Convenience. A party may terminate this Agreement or, subject to any contrary term contained in an SOW, any SOW with 90 days written notice without cause.

8.4. Effect of Termination. On any termination of this Agreement, each party will: (i) discontinue use of the other party’s Confidential Information including Background IP and Foreground IP; (ii) return or certify the destruction of the other party’s Confidential Information, (iii) wind up work in a commercially reasonable manner (including completing all work related to any outstanding SOW unless directed by the Customer not to continue work under such SOW); and (iv) promptly pay all amounts due and remaining payable hereunder. Any provisions that by their nature are intended to survive any termination will survive termination of this Agreement for any reason.

9.	Dispute Resolution

9.1. Process. The following procedure will be adhered to in all disputes arising under this Agreement which the parties cannot resolve informally. The aggrieved party shall notify the other party in writing of the nature of the dispute with as much detail. Management shall meet within fifteen (15) days after the notification to reach an agreement about the nature of the deficiency and the corrective actions to be taken. If management cannot resolve the dispute or agree upon a written plan of corrective action to do so within seven (7) days after their initial meeting or other action, or if the agreed-upon completion dates in the written plan of corrective action are exceeded, either party may commence a suit in accordance with Section 9.3.

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9.2. Non-Disparagement. Neither party will make false or disparaging comments or statements about the other party to any current or prospective customers or any other third party.

9.3. Governing Law; Venue. This Agreement is governed by the laws of Florida, without regard to its conflicts of law rules. Each party consents to the exclusive jurisdiction of the courts of Florida. The parties further agree to waive any right to a jury trial that either party might otherwise have in any and all courts.

9.4. Timing for Claims. No legal claim or action by either party relating this Agreement, may be brought by either party more than 2 years after the cause of action accrued.

10.	Miscellaneous

10.1. General. This Agreement and all SOWs hereunder constitute the entire agreement between the parties with respect to its subject matter. Except as provided herein, all other prior agreements, representations, statements, negotiations and undertakings with respect to such subject matter are terminated and superseded hereby. This Agreement may be signed in counterparts, each of which will be deemed an original, and all of which together will be deemed a single document.

10.2. Waiver. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

10.3. Notice. All notices required hereunder will be in writing, delivered personally, by email, or by nationally recognized overnight courier (e.g. FedEx) at the Parties’ respective addresses set forth in the preamble. All notices will be deemed effective upon personal delivery, one business day after deposit with the carrier if sent by overnight courier, or one business day after being sent if sent by email. Notices to Cosmic may be sent to legal@cosmicwire.com.

10.4. Construction. Unless otherwise specifically stated in this Agreement: (a) the word “including” will mean “including without limitation”; (b) any reference to days will mean calendar days; and (c) each Party expressly disclaims all warranties, whether implied or statutory. The covenants set forth in this Agreement are intended solely for the benefit of the parties, their successors and permitted assigns.

10.5. Amendment. No amendment to this Agreement will be effective unless in writing and signed by an authorized representative of each party. No terms or conditions in a Customer purchase order or in any other documentation will be incorporated into or form any part of this Agreement, and all such terms or conditions will be null and void.

10.6. Force Majeure: Neither party will be responsible for any delay or failure in performance of its obligations (except for its payment obligations arising hereunder) when such failure or delay is caused by an event beyond the control of such party. Any such delay will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable under the circumstances.

10.7. Severability. In the event any provision of this Agreement is held by a competent court to be illegal, void or unenforceable, the provision will be modified by the court and interpreted so as best to accomplish the objectives of the original provision to the fullest extent permitted by law, and the remaining provisions of this Agreement will remain in effect.

10.8. Assignment. This Agreement may not be assigned by a party without the prior written consent of the other party, provided that such party may assign or transfer this Agreement to an Affiliate or in connection with a merger, acquisition, reorganization, or sale of all or substantially all of its assets.

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IN WITNESS WHEREOF, the parties execute this Agreement. effective as of the Effective Date.

Elf Labs, Inc.		Cosmic Wire Inc.

BY:		BY:
	David Phillips CEO		Jerad Finck, CEO

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